Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 9, 2006

Relating to Preliminary Prospectus dated November 9, 2006

Registration No. 333-136501

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 9, 2006 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-136501) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1171298/000119312506229199/ds1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus.

Common stock offered by us:	6,000,000 shares (excluding the underwriters’ option to purchase up to 900,000 additional shares to cover overallotments).

Common stock to be outstanding after this offering:	22,370,450

Initial public offering price per share:	$7.00 per share

Potential purchases by existing stockholders:	Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of 500,000 shares of our common stock in this offering at the public offering price. At the initial public offering price of $7.00 per share, these stockholders would purchase up to approximately $3.5 million of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine not to sell shares in this offering to our existing stockholders, or our stockholders may decide not to purchase shares in this offering.

Net proceeds to us:	Approximately $36.8 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us at a public offering price of $7.00 per share.

Use of proceeds:

The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $8.50 per share.

As a result, we currently expect to use our net proceeds from this offering as follows:

•      approximately $15 million for sales and marketing initiatives to support the ongoing commercialization of our ThermaCool system;

•      approximately $6 million for research and development activities, including support of product development, regulatory and clinical study initiatives;

•      $5.0 million for repayment of our working capital line with GE Capital, $2.5 million of which bears interest at 10.2% per annum and is due in November 2008, and $2.5 million of which bears interest at 10.6% per annum and is due in December 2008; and

•      the remainder for general corporate purposes.

We may use a portion of our net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so.

Pro forma as adjusted balance sheet data:	Based on the initial offering price of $7.00 per share, as of June 30, 2006, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $46.9 million and, working capital would have been approximately $47.9 million, total assets would have been approximately $60.7 million, and total stockholders’ equity would have been approximately $46.9 million.

Pro forma as adjusted capitalization:	Based on the initial offering price of $7.00 per share, as of June 30, 2006, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $91.5 million, total stockholders’ equity would have been approximately $46.9 million and total capitalization would have been approximately $50.7 million.

Dilution:	Based on the initial public offering price of $7.00 per share, our pro forma as adjusted net tangible book value after this offering would have been $46.9 million, as of June 30, 2006. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.48 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $4.90 per share to investors participating in this offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 27% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 46% of the total consideration paid for our common stock.

Option grants in last fiscal year:	The following table shows information regarding stock options granted to the executive officers. The potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until the expiration of the ten-year term of the option. Potential realizable values are computed by multiplying the number of shares of common stock underlying each option by the initial public offering price of $7.00 per share; assuming that the total stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option; and subtracting from that result the total option exercise price.

2005 Option Grants

	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
Name	5%	10%
Stephen J. Fanning	$4,811,471	$9,201,528
Laureen DeBuono	—	—
Douglas W. Heigel	29,609	56,625
Richard J. Meader	—	—
Gary L. Wilson	555,170	1,061,715
Robert F. Byrnes	88,827	169,874

Aggregated option exercises in 2005 and year-end option values:	The following table sets forth certain information with respect to option exercises in the year ended December 31, 2005 and the total value of options held by each executive officer as of December 31, 2005. The value realized upon the exercise of options and the value of the unexercised in-the-money options at year-end have been calculated using the initial public offering price of $7.00 per share, minus the applicable per share exercise price.

2005 Aggregated Option Exercises and Year-End Values

	Value of Unexercised In-the-Money Options at December 31, 2005
Name	Exercisable	Unexercisable
Stephen J. Fanning	$—	$1,950,000
Laureen DeBuono	1,622,500	—
Douglas W. Heigel	443,486	331,410
Richard J. Meader	294,750	55,269
Gary L. Wilson	230,466	437,034
Robert F. Byrnes	—	—

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch & Co., 4 World Financial Center, New York, New York 10080 (telephone: 866-500-5408).